Exhibit 21.1

Subsidiaries of Denny's Corporation

Name	State of Incorporation
Denny's, Inc.	Florida
DFO, LLC	Delaware
Denny's Realty, LLC	Delaware
East Main Insurance Company	South Carolina
Keke's, Inc.	Florida
Keke's Franchise Organization, LLC	Delaware